UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on June 27, 2006.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed August 1, 2005 (Registration No. 333-127086).

                                                                       Exhibit 1
                                                                       ---------

[GRAPHIC OMITTED]


NEWS RELEASE for June 27, 2006
------------------------------
Contact:   Michael Mason (investors)                Stamatis Tsantanis, CFO
           Allen & Caron Inc                        TOP Tankers Inc
           212 691 8087                             011 30 210 697 8199
           michaelm@allencaron.com                  snt@toptankers.com

          TOP TANKERS ANNOUNCES SALES OF 2.6 MILLION SHARES IN "AT-THE
                              MARKET" TRANSACTIONS

ATHENS, GREECE (June 27, 2006) ... TOP Tankers Inc. (Nasdaq NM:TOPT) announced today that it has offered and sold an aggregate of 2,600,000 shares of the Company's common stock, par value $0.01 per share, pursuant to the Company's shelf registration statement on Form F-3 (Registration No. 333-127086) in "at-the-market" offerings at an average price of approximately $7.50 per share, under the Controlled Equity Offering Sales Agreement, dated April 13, 2006, by and between the Company and Cantor Fitzgerald & Co. (the "Sales Agreement"). The Sales Agreement has been filed as an exhibit to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission (the "Commission") on April 13, 2006. The Company has a total of 30,805,640 shares of common stock outstanding.

In accordance with the terms of the Sales Agreement, the Company may offer and sell up to an additional 5,000,000 shares of common stock from time to time through Cantor Fitzgerald & Co. Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.50% of the gross proceeds of the sale of any of the 5,000,000 shares of common stock referenced herein that are sold in "at-the-market" offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated transactions.

The Company may offer and sell up to an additional 5,000,000 shares of common stock under the prospectus and related prospectus supplement. The prospectus and related prospectus supplement have been filed with the Commission.

The net proceeds of the sales will be used for capital expenditures, repayment of indebtedness, working capital, to make vessel acquisitions and for general corporate purposes.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 27 tankers, consisting of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt, of which 88.8% are sister ships. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOP TANKERS INC.


Dated: June 27, 2006                    By     /s/ Stamatis N. Tsantanis
                                           ------------------------------------
                                             Name: Stamatis N. Tsantanis
                                             Title:   Chief Financial Officer